SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 2)*
CLEARWIRE CORPORATION
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
18538Q 105
(CUSIP Number)
Michael J. Egan
King & Spalding LLP
1180 Peachtree Street, N.E.
Atlanta, Georgia 30309
(404) 572-4600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
cc:

David L. Caplan Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017	Robert B. Schumer Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019	Arthur J. Steinhauer, Esq. Sabin, Bermant & Gould LLP Four Times Square New York, New York 10036

David J. Segre Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304	Ryan J. York Davis Wright Tremaine LLP 1201 Third Avenue, Suite 2200 Seattle, Washington 98101
November 9, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	18538Q 105	13D	Page	2	of	42 Pages

1.	NAME OF REPORTING PERSON: Sprint Nextel Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

Not Applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Kansas

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		530,436,562*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

530,436,562*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

530,436,562*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

73.0%*

14.	TYPE OF REPORTING PERSON:

HC

*	See discussion in Items 4 through 6 of the Statement on Schedule 13D filed on December 5, 2008 (the “Schedule 13D”). As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment No. 2 to Statement on Schedule 13D (the “Amendment”) nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	3	of	42 Pages

1.	NAME OF REPORTING PERSON: Sprint HoldCo, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		530,436,562*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

530,436,562*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

530,436,562*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

73.0%*

14.	TYPE OF REPORTING PERSON:

OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	4	of	42 Pages

1.	NAME OF REPORTING PERSON: Comcast Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Pennsylvania

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		88,504,132*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

88,504,132*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

88,504,132*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

31.1%*

14.	TYPE OF REPORTING PERSON:

CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	5	of	42 Pages

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment I, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,352,941*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

12,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,352,941*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.9%*

14.	TYPE OF REPORTING PERSON:

CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	6	of	42 Pages

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment II, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,352,941*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

12,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,352,941*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.9%*

14.	TYPE OF REPORTING PERSON:

CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	7	of	42 Pages

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment III, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,352,941*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

12,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,352,941*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.9%*

14.	TYPE OF REPORTING PERSON:

CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	8	of	42 Pages

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment IV, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,352,941*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

12,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,352,941*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.9%*

14.	TYPE OF REPORTING PERSON:

CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	9	of	42 Pages

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment V, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,352,941*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

12,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,352,941*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.9%*

14.	TYPE OF REPORTING PERSON:

CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	10	of	42 Pages

1.	NAME OF REPORTING PERSON: Time Warner Cable Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☑

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		46,404,782*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

46,404,782*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

46,404,782*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.2%*

14.	TYPE OF REPORTING PERSON:

CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	11	of	42 Pages

1.	NAME OF REPORTING PERSON: Time Warner Cable LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		46,404,782*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

46,404,782*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

46,404,782*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.2%*

14.	TYPE OF REPORTING PERSON:

OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	12	of	42 Pages

1.	NAME OF REPORTING PERSON: TWC Wireless Holdings I LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,468,261*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

15,468,261*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,468,261*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.3%*

14.	TYPE OF REPORTING PERSON:

OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	13	of	42 Pages

1.	NAME OF REPORTING PERSON: TWC Wireless Holdings II LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,468,261*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

15,468,261*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,468,261*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.3%*

14.	TYPE OF REPORTING PERSON:

OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	14	of	42 Pages

1.	NAME OF REPORTING PERSON: TWC Wireless Holdings III LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,468,260*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

15,468,260*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,468,260*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.3%*

14.	TYPE OF REPORTING PERSON:

OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	15	of	42 Pages

1.	NAME OF REPORTING PERSON: Bright House Networks, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,474,440*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

8,474,440*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,474,440*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.2%*

14.	TYPE OF REPORTING PERSON:

OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	16	of	42 Pages

1.	NAME OF REPORTING PERSON: BHN Spectrum Investments, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,474,440*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

8,474,440*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,474,440*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.2%*

14.	TYPE OF REPORTING PERSON:

OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	17	of	42 Pages

1.	NAME OF REPORTING PERSON: Newhouse Broadcasting Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,474,440*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

8,474,440*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,474,440*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.2%*

14.	TYPE OF REPORTING PERSON:

CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	18	of	42 Pages

1.	NAME OF REPORTING PERSON: Google Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC***

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		29,411,765

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		29,411,765

WITH	10.	SHARED DISPOSITIVE POWER:

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

29,411,765*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.0%*

14.	TYPE OF REPORTING PERSON:

CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group ” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

***	Google used working capital as its source of funds to acquire shares of the Issuer in connection with Google’s initial investment and subsequent post-closing adjustment pursuant to the Transaction Agreement described in further detail in Items 4 through 6 of the Schedule 13D. Google did not participate in the Investment Transactions described in further detail below.

CUSIP No.	18538Q 105	13D	Page	19	of	42 Pages

1.	NAME OF REPORTING PERSON: Eagle River Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Washington

	7.	SOLE VOTING POWER:

NUMBER OF		39,639,803

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		39,639,803

WITH	10.	SHARED DISPOSITIVE POWER:

*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

39,639,803*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.9%*

14.	TYPE OF REPORTING PERSON:

OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	20	of	42 Pages

1.	NAME OF REPORTING PERSON: Craig O. McCaw

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7.	SOLE VOTING POWER:

NUMBER OF		41,468,135

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		41,468,135

WITH	10.	SHARED DISPOSITIVE POWER:

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

41,468,135*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.6%*

14.	TYPE OF REPORTING PERSON:

IN

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	21	of	42 Pages

1.	NAME OF REPORTING PERSON: CWCI, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Washington

	7.	SOLE VOTING POWER:

NUMBER OF		111,666

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		111,666

WITH	10.	SHARED DISPOSITIVE POWER:

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

111,666*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1%*

14.	TYPE OF REPORTING PERSON:

OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

Page 22 of 42 Pages
     This Amendment No. 2 (this “Amendment”) amends and supplements the Statement on Schedule 13D which was jointly filed on December 5, 2008, as amended by Amendment No. 1 to the Statement on Schedule 13D which was jointly filed on February 27, 2009 (the “Schedule 13D”) on behalf of Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Sprint HoldCo, LLC, a Delaware limited liability company (“Sprint HoldCo” and together with Sprint, the “Sprint Entities”), Comcast Corporation, a Pennsylvania corporation (“Comcast”), Comcast Wireless Investment I, Inc., a Delaware corporation (“Comcast I”), Comcast Wireless Investment II, Inc., a Delaware corporation (“Comcast II”), Comcast Wireless Investment III, Inc., a Delaware corporation (“Comcast III”), Comcast Wireless Investment IV, Inc., a Delaware corporation (“Comcast IV”), Comcast Wireless Investment V, Inc., a Delaware corporation (“Comcast V” and, collectively with Comcast, Comcast I, Comcast II, Comcast III and Comcast IV, the “Comcast Entities”), Time Warner Cable Inc., a Delaware corporation (“TWC”), Time Warner Cable LLC, a Delaware limited liability company (“TWC LLC”), TWC Wireless Holdings I LLC, a Delaware limited liability company (“TWC I”), TWC Wireless Holdings II LLC, a Delaware limited liability company (“TWC II”), TWC Wireless Holdings III LLC, a Delaware limited liability company (“TWC III” and, collectively with TWC, TWC LLC, TWC I and TWC II, the “TWC Entities”), Bright House Networks, LLC, a Delaware limited liability company (“BHN”), BHN Spectrum Investments, LLC, a Delaware limited liability company (“BHN Spectrum”), Newhouse Broadcasting Corporation, a New York corporation (“NBCo”, and collectively with BHN and BHN Spectrum, the “BHN Entities”), Google Inc., a Delaware corporation (“Google”), Eagle River Holdings, LLC, a Washington limited liability company (“ERH”), Craig O. McCaw, an individual (“Mr. McCaw”), and CWCI LLC, a Washington limited liability company (“CWCI”, and collectively with ERH and Mr. McCaw, the “ERH Entities”), with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Issuer”). We refer to the Sprint Entities, the Comcast Entities, the TWC Entities, the BHN Entities, Google and the ERH Entities collectively as the “Reporting Persons” and to each as a “Reporting Person”. All capitalized terms used in this Amendment and not defined herein have the meanings ascribed to such terms in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D is amended and supplemented by adding the following to the end of the disclosure:
     The following table shows the source and amount of funds or other consideration for the acquisition of the Issuer’s securities pursuant to the Investment Agreement described in Item 4. Amounts set forth below are in addition to the amounts previously disclosed in Item 3 to the Schedule 13D. Capitalized terms used in this Item 3, but not otherwise defined herein, shall have the meanings ascribed to them in Item 4.

		Source of Funds or Other
Reporting Person	Amount	Consideration
Sprint	$1,176,000,000	Working Capital
Comcast	$196,000,000	Working Capital
TWC	$103,000,000	Working Capital
BHN	$19,000,000	Working Capital
ERH	$20,000,000	Working Capital
Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is amended and supplemented by adding the following to the end of the disclosure in the fourth paragraph under the subheading “Transaction Agreement”:
Investment Agreement
     On November 9, 2009, Clearwire and Clearwire Communications entered into an Investment Agreement (the “Investment Agreement”) with Sprint, Comcast, TWC, BHN, ERH and Intel (the “Participating Equityholders”). The Investment Agreement sets forth the terms and conditions upon which the Participating

Page 23 of 42 Pages

Equityholders will make an investment in Clearwire and Clearwire Communications in an aggregate amount of approximately $1.56 billion (the “Investment Transactions”). The Investment Agreement also sets forth the terms and conditions of the investment by certain of the Participating Equityholders in newly issued senior secured notes of Clearwire Communications and Clearwire Finance, LLC proposed to be issued in connection with the offering described below (the “Clearwire Notes”), in replacement of equal amounts of indebtedness of Clearwire under its senior term loan facility (the “Clearwire Rollover Transactions” and, collectively with the Investment Transactions, the “Clearwire Equityholder Investments”). Under the Investment Agreement, Clearwire has also agreed to commence a rights offering (the “Clearwire Rights Offering”), pursuant to which rights to purchase shares of the Class A Common Stock will be granted on a pro rata basis to each holder of the Class A Common Stock as of a record date to be determined.
     In the Investment Transactions, the Participating Equityholders will invest approximately $1.56 billion in Clearwire Communications in exchange for Clearwire Communications Voting Interests and Clearwire Communications Class B Common Interests, in the following amounts:
•	Sprint HoldCo LLC will contribute $1.176 billion to Clearwire Communications in exchange for 160,436,562 Clearwire Communications Class B Common Interests and the same number of Clearwire Communications Voting Interests;

•	Comcast, or one of its subsidiaries, will contribute $196 million to Clearwire Communications in exchange for 26,739,427 Clearwire Communications Class B Common Interests and the same number of Clearwire Communications Voting Interests;

•	Certain of the TWC Entities will contribute $103 million in the aggregate to Clearwire Communications in exchange for 14,051,841 Clearwire Communications Class B Common Interests and the same number of Clearwire Communications Voting Interests;

•	BHN Spectrum will contribute $19 million to Clearwire Communications in exchange for 2,592,087 Clearwire Communications Class B Common Interests and the same number of Clearwire Communications Voting Interests;

•	Certain of the Intel Entities will contribute $50 million to Clearwire Communications in exchange for 6,821,282 Clearwire Communications Class B Common Interests and the same number of Clearwire Communications Voting Interests; and

•	Eagle River will contribute $20 million to Clearwire Communications in exchange for 2,728,512 Clearwire Communications Class B Common Interests and the same number of Clearwire Communications Voting Interests.
     Immediately following the receipt by the Participating Equityholders of Clearwire Communications Voting Interests and Clearwire Communications Class B Common Interests, each of the Participating Equityholders will contribute to Clearwire its Clearwire Communications Voting Interests in exchange for an equal number of shares of Class B Common Stock.
     The Investment Transactions will be consummated through three separate closings. In the first closing, the Participating Equityholders will purchase an aggregate of approximately $1.057 billion of the Clearwire Communications Class B Common Interests and Clearwire Communications Voting Interests, pro rata based on their respective investment amounts set forth above, on or about November 13, 2009, assuming satisfaction of the applicable closing conditions, which are customary (the “First Investment Closing”). The amount invested in the First Investment Closing will be the maximum amount permitted by the rules of Nasdaq Stock Market (“Nasdaq”) prior to the effectiveness of the written consent of stockholders to the transactions executed by Google, the Participating Equityholders and certain of their subsidiaries, which are holders of a majority of the outstanding voting shares of Clearwire (the “Stockholders’ Consent”). Subsequently, in the second closing, an additional approximately $440 million of Clearwire Communications Class B Common Interests and Clearwire Communications Voting Interests will be purchased by the Participating Equityholders, pro rata based on their respective investment amounts set forth above, within one business day following the date on which such purchase is permitted by Nasdaq rules and

Page 24 of 42 Pages

applicable law, assuming satisfaction of the other applicable customary closing conditions (the “Second Investment Closing”). In the third closing, the remaining securities will be purchased by the Participating Equityholders, pro rata based on their respective investment amounts set forth above, within one business day following the satisfaction of an additional closing condition regarding the delivery of certain financial information to Sprint by Clearwire and other applicable customary closing conditions, which is expected to occur in Clearwire’s first fiscal quarter of 2010 (the “Third Investment Closing”).
     Under the Investment Agreement, in exchange for the purchase by Sprint, Comcast, TWC and BHN of Clearwire Communications Class B Common Interests and Clearwire Communications Class B Common Stock in amounts exceeding their respective Percentage Interest (as defined in the Equityholders’ Agreement) determined immediately prior to the First Investment Closing, Clearwire will pay a fee equal to approximately $18.9 million to Sprint, approximately $3.1 million to Comcast, approximately $1.7 million to TWC and approximately $0.3 million to BHN on the terms described below (a “Transaction Fee”). The fees will be paid in installments at each of the Second Investment Closing and the Third Investment Closing and will be payable at the option of such Participating Equityholder (i) in Clearwire Communications Class B Common Interests valued at $7.33 per unit and an equal number of Clearwire Communications Voting Interests, or (ii) in cash, by wire transfer of immediately available funds. Sprint has irrevocably elected to receive at least 50% of the Transaction Fee payable to Sprint in Clearwire Communications Class B Common Interests and Clearwire Communications Voting Interests. Immediately following the receipt by any Participating Equityholder of Clearwire Communications Voting Interests in payment of a Transaction Fee, each such Participating Equityholder will contribute to Clearwire its Clearwire Communications Voting Interests in exchange for an equal number of shares of Class B Common Stock.
     The consummation of the Investment Transactions at each investment closing is conditioned upon (i) solely with respect to the Second Investment Closing and Third Investment Closing, the actions described in the Stockholders’ Consent being able to be effected under applicable law, the rules and regulations of the SEC and the Nasdaq rules, including an amendment to Clearwire’s Restated Certificate of Incorporation to increase Clearwire’s share capital (the “Charter Amendment”), being effective, (ii) no applicable law prohibiting or preventing, and no injunction, writ, preliminary restraining order or other government order prohibiting, the consummation of the transactions described in the Investment Agreement (including the Clearwire Equityholder Investments, the Rights Offering and the Charter Amendment), (iii) the listing of the Class A Common Stock issuable upon conversion of the Class B Common Stock and Clearwire Communications Class B Common Interests issued in the Investment Transactions on Nasdaq, subject only to official notice of issuance, (iv) solely with respect to the First Investment Closing and Second Investment Closing, (x) the representations and warranties of Clearwire and Clearwire Communications were true and correct as of November 9, 2009 and shall be true and correct as of the date of the applicable closing other than, subject to certain limited exceptions, failures to be true and correct which have not had and would not reasonably be expected to have a material adverse effect, (y) Clearwire and Clearwire Communications shall have performed in all material respects all of their respective covenants and agreements and (z) Clearwire shall have amended its change in control severance plan to provide that the transactions under the Investment Agreement will not constitute a “change of control” under the plan and Clearwire’s Chief Executive Officer shall have consented to such amendment, (v) each of Sprint, Comcast and TWC shall have contemporaneously made its investment at such closings, and (vi) solely with respect to the Third Investment Closing, Sprint shall have received certain specified financial information from Clearwire with respect to Clearwire’s fiscal year ending December 31, 2009, or Sprint shall have waived its right to receive such information.
     In addition to the Investment Transactions, Clearwire Communications has commenced an offering of Clearwire Notes. The Investment Agreement provides that in the event Clearwire Communications issues senior secured notes or other first lien indebtedness (the “Refinancing Debt”), in an aggregate amount such that the net cash proceeds of such issuance (inclusive of the Rollover Amounts described below) are sufficient, and will be used, to pay in full all outstanding loans, together with accrued and unpaid interest and fees, prepayment of premium (if any), and all other amounts owing under Clearwire’s senior term loan facility (including, without limitation, all such amounts owing to each of Sprint and Comcast (each, a “Rollover Investor”), each in its capacity as a lender under Clearwire’s senior term loan facility (all such amounts owing to such Rollover Investor being its respective “Rollover Amount”)), then each Rollover Investor agrees that it will purchase from Clearwire Communications (or, if directed by Clearwire Communications, from the initial purchasers of the Refinancing Debt) an amount of Refinancing Debt, the gross proceeds of which will be sufficient to repay the Rollover Amount owed to each Rollover Investor in their capacity as a lender under the senior term loan facility (the “Rollover Transaction”). Clearwire’s, Clearwire Communications’ and the Rollover Investors’ obligations to consummate the Rollover

Page 25 of 42 Pages

Transaction is not conditioned upon the closing of the other transactions contemplated by the Investment Agreement.
     Upon the consummation of a Rollover Transaction, Clearwire will pay to the applicable Rollover Investor a fee equal to 3% of such Rollover Investor’s Rollover Amount, which fee will be paid in cash by wire transfer of immediately available funds.
     In addition, Item 4 of the Schedule 13D is amended and supplemented by replacing the fifth paragraph under the subheading “Transaction Agreement” with the following:
     The foregoing summaries of certain provisions of the Transaction Agreement, Investment Agreement and Stockholders’ Consent are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The Transaction Agreement is filed as Exhibit 99.1 hereto and is incorporated herein by reference, the Investment Agreement is filed as Exhibit 99.8 hereto and is incorporated herein by reference and the Stockholders’ Consent is filed as Exhibit 99.9 hereto and is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
     Item 5(a), (b) and (c) of the Schedule 13D are hereby replaced in their entirety with the following:
     (a)-(b) As of November 9, 2009 and after giving effect to (i) the Transactions, (ii) the Equityholders’ Agreement, (iii) the post-closing adjustment and (iv) the Investment Transactions, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of up to the amounts listed in the table below and may be deemed to constitute a “group” under Section 13(d) of the Act.

	Class A		Class B
Reporting Person (1):	Common Stock (2)	% of Class A (2)	Common Stock	% of Class B	% Voting
Sprint Entities (3)	530,436,562	73.0%	530,436,562	71.5%	56.5%
Comcast (4)	88,504,132	31.1%	88,504,132	11.9%	9.4%
Comcast I (5)	12,352,941	5.9%	12,352,941	1.7%	1.3%
Comcast II (5)	12,352,941	5.9%	12,352,941	1.7%	1.3%
Comcast III (5)	12,352,941	5.9%	12,352,941	1.7%	1.3%
Comcast IV (5)	12,352,941	5.9%	12,352,941	1.7%	1.3%
Comcast V (5)	12,352,941	5.9%	12,352,941	1.7%	1.3%
ERH (6)	39,639,803	19.9%	2,728,512	*	4.1%
Google (7)	29,411,765	15.0%	—	—	3.1%
TWC (8)	46,404,782	19.2%	46,404,782	6.3%	5.0%
TWC LLC (8)	46,404,782	19.2%	46,404,782	6.3%	5.0%
TWC I (9)	15,468,261	7.3%	15,468,261	2.1%	1.7%
TWC II (9)	15,468,261	7.3%	15,468,261	2.1%	1.7%
TWC III (9)	15,468,260	7.3%	15,468,260	2.1%	1.7%
Craig O. McCaw (10)	41,468,135	20.6%	2,728,512	*	4.1%
BHN Entities (11)	8,474,440	4.2%	8,474,440	1.1%	*

*	Less than 1%

(1)	By virtue of the Equityholders’ Agreement entered into at the Closing, each of the Reporting Persons, together with the Intel Entities, Intel Capital, Intel Cayman, and Middlefield, may be deemed to be a member of a “group” under Section 13(d) of the Act, which may be deemed to beneficially own, have shared power to vote or direct the vote over and have shared dispositive power over 530,436,562 shares of Class A Common Stock beneficially owned by the Sprint Entities, 102,404,811 shares of Class A Common Stock beneficially owned by Intel (which includes 33,333,333 shares of Class A Common Stock held by Intel Capital, 3,333,333 shares of Class A Common Stock held by Intel Cayman, 93,333 shares of Class A Common Stock issuable on

Page 26 of 42 Pages

exercise of warrants held by Middlefield, 58,823,530 shares of Class B Common Stock issued to the Intel Entities upon Closing and as adjusted by the post-closing adjustment, and 6,821,282 shares of Class B Common Stock to be issued to the Intel Entities pursuant to the Investment Transactions), 88,504,132 shares of Class A Common Stock beneficially owned by the Comcast Entities, 39,639,803 shares of Class A Common Stock beneficially owned by ERH (which includes 375,000 shares of Class A Common Stock issuable on exercise of warrants issued to ERH and 613,333 shares of Class A Common Stock issuable on exercise of warrants issued to ERH), 29,411,765 shares of Class A Common Stock beneficially owned by Google, 46,404,782 shares of Class A Common Stock beneficially owned by the TWC Entities and 8,474,440 shares of Class A Common Stock beneficially owned by the BHN Entities. As described in Item 6 of the Schedule 13D, the Equityholders have entered into the Equityholders’ Agreement in connection with the completion of the Transactions which includes a voting agreement under which such Equityholders and their respective affiliates share the ability to elect a majority of the Issuer’s directors. The persons listed in the table disclaim beneficial ownership of the shares of capital stock beneficially owned by such other Equityholders (other than the shares of capital stock beneficially owned by their affiliates).

(2)	Shares of Class A Common Stock beneficially owned and the respective percentages of beneficial ownership of Class A Common Stock assumes the conversion of all shares of Class B Common Stock beneficially owned by such person or entity into Class A Common Stock, and the exercise of all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of November 9, 2009. Shares issuable pursuant to the conversion of Class B Common Stock or the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such shares of Class B Common Stock, options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person. The respective percentages of beneficial ownership of Class A Common Stock are based on 195,956,715 shares of Class A Common Stock outstanding on October 31, 2009.

(3)	Consists of 370,000,000 shares of Class B Common Stock issued to Sprint HoldCo upon Closing and 160,436,562 shares of Class B Common Stock to be issued to Sprint pursuant to the Investment Transactions. Pursuant to the Investment Agreement, Sprint has the ability to assign its rights to purchase the equity interests of Clearwire Communications at each of the closings. Sprint intends to assign the right to purchase such equity interests to Sprint HoldCo.

(4)	Consists of 61,764,705 shares of Class B Common Stock issued to the Comcast Entities upon Closing and as adjusted by the post-closing adjustment and 26,739,427 shares of Class B Common Stock to be issued to Comcast pursuant to the Investment Transactions. By virtue of the fact that each of Comcast I, Comcast II, Comcast III, Comcast IV and Comcast V is a wholly-owned subsidiary of Comcast, Comcast may be deemed to have shared voting and dispositive power with respect to the shares of Class B Common Stock owned by each of Comcast I, Comcast II, Comcast III, Comcast IV and Comcast V. Pursuant to the Investment Agreement, Comcast has the ability to assign its rights to purchase the equity interests of Clearwire Communications at each of the closings. Comcast intends to assign the right to purchase such equity interests to a wholly-owned subsidiary of Comcast, which may be a subsidiary of Comcast other than Comcast I, Comcast II, Comcast III, Comcast IV and Comcast V.

(5)	Consists of 12,352,941 shares of Class B Common Stock issued to each of Comcast I, Comcast II, Comcast III, Comcast IV and Comcast V upon Closing and as adjusted by the post-closing adjustment, but does not include any of the 26,739,427 shares of Class B Common Stock to be issued to Comcast pursuant to the Investment Transactions.

(6)	Consists of 35,922,958 shares of Class A Common Stock, 375,000 shares of Class A Common Stock issuable on exercise of warrants, 613,333 shares of Class A Common Stock issuable on exercise of warrants and 2,728,512 shares of Class B Common Stock to be issued to ERH pursuant to the Investment Transactions. ERH is controlled by Mr. McCaw. The manager of ERH is Eagle River Inc., an entity controlled by and wholly-owned by Mr. McCaw.

(7)	Consists of 29,411,765 shares of Class A Common Stock issued to Google upon Closing and as adjusted by the post-closing adjustment.

(8)	Consists of 32,352,941 shares of Class B Common Stock issued to the TWC Entities upon Closing, as adjusted by the post-closing adjustment and 14,051,841 shares of Class B Common Stock to be issued to the TWC Entities pursuant to the Investment Transactions. Pursuant to the Investment Agreement, TWC has the ability to assign its right to purchase the equity interests of Clearwire Communications at each of the closings.

Page 27 of 42 Pages

TWC intends to assign the right to purchase such equity interests equally to each of TWC I, TWC II and TWC III. By virtue of the fact that each of TWC I, TWC II and TWC III is a wholly-owned subsidiary of TWC and TWC LLC, TWC and TWC LLC may be deemed to have shared voting and dispositive power with respect to the shares of Class B Common Stock owned by each of TWC I, TWC II and TWC III.

(9)	Consists of 10,784,314; 10,784,314; and 10,784,314 shares of Class B Common Stock issued to TWC I, TWC II, and TWC III, respectively, upon Closing and as adjusted by the post-closing adjustment and 14,051,841 shares of Class B Common Stock to be issued to the TWC Entities in the aggregate pursuant to the Investment Transactions. Pursuant to the Investment Agreement, TWC has the ability to assign its rights to purchase the equity interests of Clearwire Communications at each of the closings. TWC intends to assign the right to purchase such equity interests equally to each of TWC I, TWC II and TWC III.

(10)	Consists of options to purchase 1,666,666 shares of Class A Common Stock, 111,666 shares of Class A Common Stock held by CWCI, 35,922,958 shares of Class A Common Stock issued to ERH, 988,333 shares of Class A Common Stock issuable on exercise of warrants issued to ERH, a restricted stock unit grant of 50,000 shares of Class A Common Stock, which grant expires on January 14, 2012, and 2,728,512 shares of Class B Common Stock to be issued to ERH pursuant to the Investment Transactions. Mr. McCaw owns all of the voting membership interests in ERH and also controls and wholly-owns Eagle River Inc., the manager of ERH.

(11)	Consists of 5,882,353 shares of Class B Common Stock issued to BHN Spectrum upon Closing and as adjusted by the post-closing adjustment and 2,592,087 shares of Class B Common Stock to be issued to BHN Spectrum pursuant to the Investment Transactions. Pursuant to the Investment Agreement, BHN has the ability to assign its right to purchase the equity interests of Clearwire Communications at each of the closings. BHN intends to assign the right to purchase such equity interests to BHN Spectrum.

     Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons, (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendix A-1 and A-2 of the Schedule 13D (as amended herein), (iii) to the Comcast Entities’ knowledge, the persons set forth on Appendices B-1 through B-6 of the Schedule 13D, (iv) to the TWC Entities’ knowledge, the persons set forth on Appendices C-1 through C-5 of the Schedule 13D (as amended herein), (v) to the BHN Entities’ knowledge, the persons set forth on Appendices D-1 through D-3 of the Schedule 13D, and (vi) to Google’s knowledge, the persons set forth on Appendix E of the Schedule 13D (as amended herein), beneficially owns any shares of Class A Common Stock as of November 9, 2009.
     In addition to the beneficial ownership of the Reporting Persons described herein, the Intel Entities, Intel Capital, Intel Cayman and Middlefield may be deemed to be members of a “group” under Section 13(d) of the Act with the Reporting Persons by virtue of the Equityholders’ Agreement and are reporting their adjusted ownership separately on an Amendment No. 2 to Statement on Schedule 13D dated on or about November 12, 2009 (the “Intel 13D/A”). The Intel 13D/A reports beneficial ownership of 102,404,811 shares of Class A Common Stock (which consists of 58,823,530 shares of Class B Common Stock issued to the Intel Entities upon Closing and as adjusted by the post-closing adjustment, 33,333,333 shares of Class A Common Stock held by Intel Capital, 3,333,333 shares of Class A Common Stock held by Intel Cayman, 93,333 shares of Class A Common Stock issuable on exercise of warrants held by Middlefield, and 6,821,282 shares of Class B Common Stock to be issued to the Intel Entities pursuant to the Investment Transactions), representing 39.1% of the Class A Common Stock. For additional information regarding the Intel Entities, Intel Capital, Intel Cayman and Middlefield and their beneficial ownership, see the Intel 13D/A.
     (c) Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons, (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendix A-1 and A-2 of the Schedule 13D (as amended herein), (iii) to the Comcast Entities’ knowledge, the persons set forth on Appendices B-1 through B-6 of the Schedule 13D, (iv) to the TWC Entities’ knowledge, the persons set forth on Appendices C-1 through C-5 of the Schedule 13D (as amended herein), (v) to the BHN Entities’ knowledge, the persons set forth on Appendices D-1 through D-3 of the Schedule 13D, and (vi) to Google’s knowledge, the persons set forth on Appendix E of the Schedule 13D (as amended herein), has effected any transaction in Class A Common Stock during the 60 days prior to November 9, 2009.

Page 28 of 42 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is amended and supplemented by adding the following to the end of the disclosure under the subheading “Equityholders’ Agreement”:
     In connection with the execution of the Investment Agreement and in addition to the execution of the Stockholders’ Consent, the parties to the Equityholders’ Agreement signed a Unanimous Consent and Waiver, dated as of November 9, 2009 (the “Waiver”):
•	consenting to the Investment Transactions, the Rights Offering and the Charter Amendment;

•	waiving the Equityholders’ preemptive rights and their respective rights to receive notice pursuant to the Equityholders’ Agreement and the Operating Agreement with respect to Clearwire’s issuance of the New Securities (as defined in the Equityholders’ Agreement) and New Units (as defined in the Equityholders’ Agreement) under the Investment Transactions and the Rights Offering;

•	agreeing not to exercise or transfer the rights obtained in the Rights Offering, subject to limited exceptions; and

•	waiving the standstill provisions to permit the execution and consummation of the transactions in connection with the Investment Transactions and the Rights Offering.
     In addition, Item 6 of the Schedule 13D is amended and supplemented by replacing the last paragraph with the following:
     The foregoing summaries of certain provisions of the Equityholders’ Agreement, the Strategic Investor Agreement, the Registration Rights Agreement, the Operating Agreement and the Waiver are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibit 99.3, 99.4, 99.5, 99.6 and 99.10, respectively, hereto and each is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
99.8	Investment Agreement, dated as of November 9, 2009, by and among Sprint Nextel Corporation, Clearwire Corporation, Clearwire Communications LLC, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Eagle River Holdings, LLC and Intel Corporation (incorporated herein by reference to Exhibit 99.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed November 10, 2009)

99.9	Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Corporation, dated as of November 9, 2009, executed by Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC and BHN Spectrum Investments, LLC

99.10	Unanimous Consent and Waiver, dated as of November 9, 2009, by and among Clearwire Corporation, Clearwire Communications LLC, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Corporation, Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and Comcast Corporation, as Strategic Investor Representative

Page 29 of 42 Pages

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: November 12, 2009

Sprint Nextel Corporation
By	/s/ Timothy P. O’Grady
	Name:	Timothy P. O’Grady
	Title:	Vice President

Sprint HoldCo, LLC
By	/s/ Timothy P. O’Grady
	Name:	Timothy P. O’Grady
	Title:	Vice President

Comcast Corporation
By	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Comcast Wireless Investment I, Inc.
By	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Comcast Wireless Investment II, Inc.
By	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Comcast Wireless Investment III, Inc.
By	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Page 30 of 42 Pages

Comcast Wireless Investment IV, Inc.
By	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Comcast Wireless Investment V, Inc.
By	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Time Warner Cable Inc.
By	/s/ Satish Adige
	Name:	Satish Adige
	Title:	Senior Vice President, Investments

Time Warner Cable LLC
By	/s/ Satish Adige
	Name:	Satish Adige
	Title:	Senior Vice President, Investments

TWC Wireless Holdings I LLC
By	/s/ Satish Adige
	Name:	Satish Adige
	Title:	Senior Vice President, Investments

TWC Wireless Holdings II LLC
By	/s/ Satish Adige
	Name:	Satish Adige
	Title:	Senior Vice President, Investments

TWC Wireless Holdings III LLC
By	/s/ Satish Adige
	Name:	Satish Adige
	Title:	Senior Vice President, Investments

Bright House Networks, LLC
By	/s/ Donald E. Newhouse
	Name:	Donald E. Newhouse
	Title:	Vice President

Page 31 of 42 Pages

BHN Spectrum Investments, LLC
By	/s/ Donald E. Newhouse
	Name:	Donald E. Newhouse
	Title:	Vice President

Newhouse Broadcasting Corporation
By	/s/ Donald E. Newhouse
	Name:	Donald E. Newhouse
	Title:	President

Google Inc.
By	/s/ Kent Walker
	Name:	Kent Walker
	Title:	Vice President and General Counsel

Eagle River Holdings, LLC
By	/s/ Amit Mehta
	Name:	Amit Mehta
	Title:	Vice President

Craig O. McCaw
By	/s/ Craig O. McCaw
	Name:	Craig O. McCaw

CWCI, LLC
By	/s/ Craig O. McCaw
	Name:	Craig O. McCaw
	Title:	CEO

Page 32 of 42 Pages

Appendix A-1
EXECUTIVE OFFICERS AND DIRECTORS
OF
SPRINT
Appendix A-1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Daniel R. Hesse* Sprint Nextel Corporation	President and Chief Executive Officer of Sprint Nextel Corporation
6200 Sprint Parkway,
Overland Park, Kansas 66251

Robert H. Brust Sprint Nextel Corporation	Chief Financial Officer of Sprint Nextel Corporation
6200 Sprint Parkway,
Overland Park, Kansas 66251

Paget L. Alves Sprint Nextel Corporation	President — Business Markets of Sprint Nextel Corporation
6200 Sprint Parkway,
Overland Park, Kansas 66251

Steven L. Elfman Sprint Nextel Corporation	President — Network Operations and Wholesale of Sprint Nextel Corporation
6200 Sprint Parkway,
Overland Park, Kansas 66251

Keith O. Cowan Sprint Nextel Corporation	President — Strategic Planning and Corporate Initiatives of Sprint Nextel Corporation
6200 Sprint Parkway,
Overland Park, Kansas 66251

Robert Johnson 6200 Sprint Parkway,	Chief Service Officer of Sprint Nextel Corporation
Overland Park, Kansas 66251

Charles R. Wunsch 6200 Sprint Parkway,	General Counsel and Corporate Secretary of Sprint Nextel Corporation
Overland Park, Kansas 66251

Ryan H. Siurek Sprint Nextel Corporation	Vice President and Controller of Sprint Nextel Corporation
6200 Sprint Parkway,
Overland Park, Kansas 66251

Robert H. Johnson, Jr. Sprint Nextel Corporation	President, CDMA Business Unit of Sprint Nextel Corporation
6200 Sprint Parkway,
Overland Park, Kansas 66251

Page 33 of 42 Pages

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Danny L. Bowman Sprint Nextel Corporation	President, iDEN Business Unit of Sprint Nextel Corporation
6200 Sprint Parkway,
Overland Park, Kansas 66251

Robert R. Bennett* Sprint Nextel Corporation 6200 Sprint Parkway,	President of Discovery Holding Company, provider of creative, media management and network services and non-fiction entertainment.	Discovery Holding Company 12300 Liberty Blvd. Englewood, Colorado 80112
Overland Park, Kansas 66251

Gordon M. Bethune*	Retired
Sprint Nextel Corporation
6200 Sprint Parkway,
Overland Park, Kansas 66251

Larry C. Glasscock* Sprint Nextel Corporation 6200 Sprint Parkway,	Chairman of the Board of WellPoint, Inc., a health benefits company.	WellPoint, Inc. 120 Monument Circle Indianapolis, IN 46204
Overland Park, Kansas 66251

James J. Hance, Jr.* Sprint Nextel Corporation 6200 Sprint Parkway,	Chairman of the Board of Sprint Nextel Corporation and Senior Advisor of the Carlyle Group
Overland Park, Kansas 66251

V. Janet Hill* Sprint Nextel Corporation 6200 Sprint Parkway,	Vice President of Alexander & Associates, Inc., a corporate consulting firm.	Alexander & Associates, Inc. 400 C St. NE, Washington, DC, 20002
Overland Park, Kansas 66251

Sven-Christer Nilsson, a citizen of Sweden* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Founder/Owner of Ripasso AB, a business advisory company	Ripasso AB Utsiktsvägen 2 SE-260 83 Vejbystrand/Sweden

William R. Nuti* Sprint Nextel Corporation 6200 Sprint Parkway,	Chairman of the Board, Chief Executive Officer and President of NCR Corporation, a global technology company	NCR Corporation 1700 S. Patterson Blvd. Dayton, OH 45479
Overland Park, Kansas 66251

Rodney O’Neal* Sprint Nextel Corporation 6200 Sprint Parkway,	Chief Executive Officer and President of Delphi Corporation	Delphi Corporation 5725 Delphi Drive Troy, Michigan 48098-2815
Overland Park, Kansas 66251

Frank Ianna* Sprint Nextel Corporation 6200 Sprint Parkway,	Chief Executive Officer and Director, Attila Technologies LLC	Attila Technologies 1 Castle Point Terrace Kidde Building Suite 380-381
Overland Park, Kansas 66251		Hoboken, NJ 07030

*	Director

Page 34 of 42 Pages

Appendix A-2
EXECUTIVE OFFICERS AND DIRECTORS
OF
SPRINT HOLDCO

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Directors

None — managed by:
SN UHC 4, Inc.; and
c/o Sprint Nextel Corporation
6200 Sprint Parkway,
Overland Park, Kansas 66251

Executive Officers

Charles R. Wunsch	President of Sprint HoldCo, LLC
Sprint Nextel Corporation
6200 Sprint Parkway,
Overland Park, Kansas 66251

Gregory D. Block	Vice President and Treasurer of Sprint HoldCo, LLC
Sprint Nextel Corporation
6200 Sprint Parkway,
Overland Park, Kansas 66251

Timothy P. O’Grady	Vice President and Secretary of Sprint HoldCo, LLC
Sprint Nextel Corporation
6200 Sprint Parkway,
Overland Park, Kansas 66251

Ryan H. Siurek	Vice President and Controller of Sprint HoldCo, LLC
Sprint Nextel Corporation
6200 Sprint Parkway,
Overland Park, Kansas 66251

Paget L. Alves	Vice President of Sprint HoldCo, LLC
Sprint Nextel Corporation
6200 Sprint Parkway,
Overland Park, Kansas 66251

Keith O. Cowan	Vice President of Sprint HoldCo, LLC
Sprint Nextel Corporation
6200 Sprint Parkway,
Overland Park, Kansas 66251

Page 35 of 42 Pages

Appendix C-1
EXECUTIVE OFFICERS AND DIRECTORS
OF
TWC
Appendix C-1 of the Schedule 13D is amended by replacing the table in its entirety with the following:
Pursuant to a Separation Agreement dated May 20, 2008, Time Warner Inc. (“Time Warner”) and TWC agreed to legally and structurally separate. The separation was effected as a pro rata dividend to Time Warner’s stockholders of all shares of TWC common stock held by Time Warner. Effective as of March 12, 2009, Time Warner no longer had an ownership interest in TWC.

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Directors

Carole Black c/o Time Warner Cable Inc.	Retired	N/A
60 Columbus Circle
New York, NY 10023

Glenn A. Britt c/o Time Warner Cable Inc. 60 Columbus Circle	Chairman, President and Chief Executive Officer of TWC	N/A
New York, NY 10023

Thomas H. Castro c/o Time Warner Cable Inc. 60 Columbus Circle	President and Chief Executive Officer, El Dorado Capital, LLC (private investments)	El Dorado Capital, LLC 9426 Old Katy Road Building 10
New York, NY 10023		Houston, TX 77055

David C. Chang c/o Time Warner Cable Inc. 60 Columbus Circle	Chancellor, Polytechnic University (higher education)	Polytechnic University 6 Metrotech Center Brooklyn, NY 11201
New York, NY 10023

James E. Copeland, Jr.	Retired	N/A
c/o Time Warner Cable Inc.
60 Columbus Circle
New York, NY 10023

Peter R. Haje c/o Time Warner Cable Inc. 60 Columbus Circle	Legal and Business Consultant and Private Investor	N/A
New York, NY 10023

Donna A. James c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Managing Director, Lardon & Associates LLC (business and executive advisory services)	Lardon & Associates LLC 500 S. Front Street Suite 1200 Columbus, OH 43215

Page 36 of 42 Pages

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Don Logan	Retired	N/A
c/o Time Warner Cable Inc.
60 Columbus Circle
New York, NY 10023

N.J. Nicholas, Jr.	Private Investor	N/A
c/o Time Warner Cable Inc.
60 Columbus Circle
New York, NY 10023

Wayne H. Pace[1]	Retired	N/A
c/o Time Warner Cable Inc.
60 Columbus Circle
New York , NY 10023

Edward D. Shirley c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Vice Chairman, Global Beauty and Grooming, The Procter & Gamble Company (consumer products)	The Procter & Gamble Company One P&G Plaza C-3, Box 28 Cincinnati, OH 45202

John E. Sununu	Former U.S. Senator	N/A
c/o Time Warner Cable Inc.
60 Columbus Circle
New York, NY 10023

Executive Officers

Ellen East c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Executive Vice President and Chief Communications Officer of TWC	N/A

Landel C. Hobbs c/o Time Warner Cable Inc.	Chief Operating Officer of TWC	N/A
60 Columbus Circle
New York, NY 10023

Michael LaJoie c/o Time Warner Cable Inc. 60 Columbus Circle	Executive Vice President and Chief Technology Officer of TWC	N/A
New York, NY 10023

Marc Lawrence-Apfelbaum c/o Time Warner Cable Inc. 60 Columbus Circle	Executive Vice President, General Counsel and Secretary of TWC	N/A
New York, NY 10023

Robert D. Marcus c/o Time Warner Cable Inc. 60 Columbus Circle	Senior Executive Vice President and Chief Financial Officer of TWC	N/A
New York, NY 10023

Page 37 of 42 Pages

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Gail G. MacKinnon c/o Time Warner Cable Inc. 901 E St. NW	Executive Vice President and Chief Government Relations Officer of TWC	N/A
Washington, DC 20004

Carl U.J. Rossetti c/o Time Warner Cable Inc. 60 Columbus Circle	Executive Vice President of TWC and President of Time Warner Cable Ventures	N/A
New York, NY 10023

Peter C. Stern c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Executive Vice President and Chief Strategy Officer of TWC	N/A

[1]	In connection with an administrative order dated March 21, 2005, Mr. Pace reached a settlement with the Securities and Exchange Commission (the “SEC”) pursuant to which he agreed, without admitting or denying the SEC’s allegations, to the entry of an administrative order that he cease and desist from causing violations or future violations of certain reporting provisions of the securities laws; however, he is not subject to any suspension, bar or penalty.

Page 38 of 42 Pages

Appendix C-2
EXECUTIVE OFFICERS AND DIRECTORS
OF
TWC LLC
Appendix C-2 of the Schedule 13D is amended by replacing the table in its entirety with the following:

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Directors

This entity has no directors

Executive Officers

Glenn A. Britt c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	President and Chief Executive Officer	N/A

Ellen East c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Executive Vice President and Chief Communications Officer	N/A

Landel C. Hobbs c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Chief Operating Officer	N/A

Michael LaJoie c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Executive Vice President and Chief Technology Officer	N/A

Marc Lawrence-Apfelbaum c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Executive Vice President, General Counsel and Secretary	N/A

Robert D. Marcus c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Senior Executive Vice President and Chief Financial Officer	N/A

Gail G. MacKinnon c/o Time Warner Cable Inc. 901 E St. NW Washington, DC 20004	Executive Vice President and Chief Government Relations Officer	N/A

Page 39 of 42 Pages

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Carl U.J. Rossetti c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Executive Vice President and President of Time Warner Cable Ventures	N/A

Peter C. Stern c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Executive Vice President and Chief Strategy Officer	N/A

Page 40 of 42 Pages

Appendix E
EXECUTIVE OFFICERS AND DIRECTORS
OF
GOOGLE
Appendix E of the Schedule 13D is amended by deleting Omid Kordestani and Arthur D. Levinson and adding Nikesh Arora, President, Global Sales and Business Development of Google, with the following business address: Google Inc., 1600 Amphitheatre Parkway, Mountain View, CA 94043.

Page 41 of 42 Pages

EXHIBIT INDEX

Exhibit	Description

99.1	Transaction Agreement and Plan of Merger, dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed May 7, 2008)

99.2	Amendment No. 1 to the Transaction Agreement and Plan of Merger, dated as of November 21, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.3	Equityholders’ Agreement, dated as of November 28, 2008, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and, for the limited purpose of Sections 2.13, 2.14, 2.15 and Article 4, Sprint Nextel Corporation (incorporated herein by reference to Exhibit 4.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.4	Strategic Investor Agreement, dated as of November 28, 2008, by and among Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC*

99.5	Registration Rights Agreement, dated as of November 28, 2008, among Clearwire Corporation, Sprint Nextel Corporation, Eagle River Holdings, LLC, Intel Corporation, Comcast Corporation, Google Inc., Time Warner Cable Inc. and BHN Spectrum Investments LLC (incorporated herein by reference to Exhibit 4.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.6	Amended and Restated Operating Agreement of Clearwire Communications LLC, dated as of November 28, 2008 (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.7	Joint Filing Agreement, dated as of November 28, 2008, among the Reporting Persons and, solely for purposes of Sections 7, 8, 9 and 10, the Intel Entities, Intel Capital, Intel Cayman and Middlefield*

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Exhibit	Description

99.8	Investment Agreement, dated as of November 9, 2009, by and among Sprint Nextel Corporation, Clearwire Corporation, Clearwire Communications LLC, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Eagle River Holdings, LLC and Intel Corporation (incorporated herein by reference to Exhibit 99.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed November 10, 2009)

99.9	Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Corporation, dated as of November 9, 2009, executed by Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC and BHN Spectrum Investments, LLC

99.10	Unanimous Consent and Waiver, dated as of November 9, 2009, by and among Clearwire Corporation, Clearwire Communications LLC, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Corporation, Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and Comcast Corporation, as Strategic Investor Representative

*	Previously filed.